UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30499 / April 30, 2013

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In the Matter of   :
                                                    :
ROYCE FOCUS TRUST, INC.   :
ROYCE VALUE TRUST, INC.   :
ROYCE MICRO-CAP TRUST, INC.   :
ROYCE & ASSOCIATES, LLC   :
745 Fifth Avenue   :
New York, New York 10151   :
                                                    :
                                                    :
                                                    :
(812-14034)   :
                                                    :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Royce Focus Trust, Inc., Royce Value Trust, Inc., Royce Micro-Cap Trust, Inc., and Royce &
Associates, LLC filed an application on May 22, 2012 and an amendment to the application on
March 6, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order
would permit certain registered closed-end investment companies to make periodic distributions
of long-term capital gains with respect to their outstanding common stock as frequently as
monthly in any one taxable year, and as frequently as distributions are specified by or in
accordance with the terms of any outstanding preferred stock that such investment companies
may issue. The requested order would supersede a prior order.[1]

On April 4, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30447). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

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[1]   Royce Global Trust, Inc., et al., Investment Company Act Release Nos. 22665 (May 16, 1997) (notice) and
22704 (Jun. 11, 1997) (order).

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Royce Focus Trust, Inc., et al. (File No. 812-14034) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary